Exhibit 99.1

Chemomab Therapeutics Announces Year End and Fourth Quarter 2024 Financial Results
and Provides a Corporate Update

─Completed Successful FDA End-of-Phase 2 Meeting Following Positive Nebokitug Phase 2
SPRING Trial Results in Primary Sclerosing Cholangitis (PSC)─

─Achieved Alignment with FDA on Clear and Efficient Pathway to Potential Regulatory Approval
for the Treatment of PSC with No Liver Biopsies or Confirmatory Studies Needed; Nebokitug
Positioned to Potentially Become the First FDA-Approved Treatment for PSC─

─On Track for Releasing Clinical Data from SPRING Trial Open Label Extension in First Quarter 2025-

-Discussions with Potential Strategic Partners Ongoing─

TEL AVIV, Israel, March 3, 2025 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the full year and fourth quarter ended December 31, 2024, and provided a corporate update.

“The past year has been a transformative period for both Chemomab and the PSC field,” said Adi Mor, PhD, co-founder and Chief Executive Officer of Chemomab. “Following rapid enrollment in our nebokitug (CM-101) Phase 2 SPRING trial in patients with PSC, we were able to report topline results in July, approximately six months ahead of schedule. We and our PSC expert advisers view these Phase 2 data as the strongest in PSC to date. Nebokitug achieved the SPRING trial primary endpoint, demonstrating a favorable safety profile. Additionally, patients treated with nebokitug who had moderate/advanced disease showed improvements in multiple secondary efficacy endpoints encompassing the fibrotic, inflammatory and cholestatic aspects of PSC. This is the first time that an investigational drug for PSC has shown improvements across such a wide range of highly relevant disease markers. These promising results set the stage for our FDA End-of-Phase 2 meeting. We recently reported the positive results of that meeting and outlined the design for a single pivotal Phase 3 trial for nebokitug in PSC, which provides us with a clear and streamlined pathway to potential regulatory approval.”

Dr. Mor continued, “We were very pleased by FDA’s positive and collaborative spirit at the meeting and their stated commitment to facilitating the advancement of effective new therapies for PSC. We aligned on a full regulatory approval  program for nebokitug using a single pivotal Phase 3 trial based on well-characterized clinical events that are associated with disease progression in PSC. Neither liver biopsies nor additional confirmatory studies will be needed. The design is similar to the approach used in oncology trials and is both feasible and efficient. Importantly, use of a clinical event-driven endpoint helps derisk the Phase 3 trial, since key publications have linked the type of improvements in PSC biomarkers seen in nebokitug-treated patients in the SPRING trial with decreases in clinical events.”

Dr. Mor added, “We continue to assess a variety of potential strategic paths forward. The recent positive developments have been of keen interest to potential strategic partners and active discussions are advancing following FDA’s regulatory guidance. At the same time, we are laying the foundation for beginning the Phase 3 trial, leveraging the strong relationships our clinical team developed with global PSC centers during the SPRING study. We believe that nebokitug could become the first FDA-approved therapy for PSC, addressing the tremendous unmet need in this devastating, often lethal disease. We look forward to reporting data from the SPRING trial Open Label Extension later this quarter.”

2024 and Recent Highlights:

•
On February 19, 2025, Chemomab reported that the International Nonproprietary Names (INN) program of the World Health Organization had assigned the INN designation nebokitug to the company’s lead product candidate CM-101.

•
On February 19, 2025, Chemomab announced the successful completion of its End-of-Phase 2 Meeting with the U.S. Food and Drug Administration (FDA) and alignment with FDA on the design of a Phase 3 registration study for nebokitug for the treatment of PSC. The design provides clarity on a streamlined path to full regulatory approval based on a single pivotal trial that does not require liver biopsies or confirmatory studies. The primary endpoint measures time-to-first clinical event and encompasses multiple clinical events associated with disease progression. Key publications have shown that the reductions in PSC biomarkers seen in the nebokitug Phase 2 SPRING trial are associated with reductions in clinical events, increasing  confidence in the relevance of this approach for the nebokitug Phase 3 trial. The company is sharing the Phase 3 design in active discussions with potential strategic partners while laying the groundwork for initiating the Phase 3 program.

•
On January 13, 2025, a new peer-reviewed publication in the journal Cells further confirmed the key role of the soluble protein CCL24 in driving the fibro-inflammatory pathologies underlying PSC, systemic sclerosis and other fibrotic diseases. The review describes the pivotal role CCL24 plays in initiating and advancing fibrotic processes, highlighting its impact on fibrotic, immune and vascular pathways. It also presented preclinical and clinical evidence supporting the therapeutic potential of blocking CCL24 with agents like nebokitug in diseases that involve excessive inflammation and fibrosis.

•
On November 19, 2024, Chemomab reported that data from its Phase 2 SPRING trial in patients with PSC was presented at the American Association for the Study of Liver Disease (AASLD) The Liver Meeting® 2024. In an oral, late-breaking presentation, Professor Christopher Bowlus, MD, a SPRING trial investigator and  Professor and Chief of the Division of Gastroenterology and Hepatology at the University of California Davis School of Medicine, discussed data from the double-blinded, placebo-controlled portion of the Phase 2 trial.

•
On July 30, 2024, Chemomab announced the closing of a private placement that resulted in gross proceeds of approximately $10 million to the company. Existing investors such as OrbiMed and new investors including HBM Partners and Sphera Biotech Master Fund participated in the financing.

•
On July 25, 2024, Chemomab reported positive topline results from the nebokitug Phase 2 SPRING trial in patients with PSC. Nebokitug met the primary study endpoint, demonstrating a favorable safety profile and nebokitug-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including liver stiffness, liver fibrosis biomarkers, such as the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; total bilirubin and liver function tests; pruritus (itch) and markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the 20mg/kg dose of nebokitug. This dose has been selected for the active treatment arm of the Phase 3 trial.

•
On June 18, 2024, Chemomab announced new scientific publications had been published in the peer-reviewed journals International Journal of Molecular Science and Drug Safety that reinforced the clinical potential of nebokitug in PSC.

•
On June 6, 2024, Chemomab presented new scientific and clinical data at EASL 2024 and at a Gordon Research Conference supporting the clinical potential of nebokitug as a novel treatment for PSC. The findings helped elucidate nebokitug’s mode of action in liver fibrosis and could help in characterizing its anti-fibrotic drug effects.

•
On April 18, 2024, Chemomab announced the publication of a new study in the journal Arthritis Care and Research that confirms the key role of CCL24 in systemic sclerosis. The longitudinal study of more than 200 SSc patients showed that elevated levels of serum CCL24  are associated with increased mortality and disease severity across the fibrotic and vascular manifestations of the disease.

•
On April 10, 2024, Chemomab hosted an expert PSC webinar featuring Christopher Bowlus, MD, of UC Davis Health; Ricky Safer, founder and CEO of PSC Partners Seeking a Cure and Massimo Pinzani, MD, PhD, of the UCL Institute for Liver and Digestive Health and UPMC ISMETT.

•
In March, 2024, Chemomab reported that the European Patent Office had granted a new patent for nebokitug, covering the use of nebokitug and sequence-related anti-CCL24 antibodies for the treatment of liver diseases, such as PSC. In February, new patents were granted in Brazil and Israel.

•
On January 30, 2024, Chemomab reported publication of new proteomics research in the peer-reviewed journal Cells. The proteomic analyses of human samples highlighted the unique role of CCL24 in activating key PSC-related disease mechanisms and further confirmed the potential of nebokitug as a promising treatment for PSC.

•	On January 3, 2024, Chemomab announced early completion of patient enrollment in the nebokitug Phase 2 PSC SPRING trial and moved up the expected topline data readout to midyear 2024.

Full Year and Fourth Quarter 2024 Financial Highlights:

•
Cash Position: Cash, cash equivalents and short-term bank deposits were $14.3 million as of December 31, 2024 compared to $19.9 million as of December 31, 2023. The current cash runway is expected to take the Company through the first quarter of 2026.

•
Research and Development (R&D) Expenses: R&D expenses were $2.4 million for the fourth quarter and $ 11.3 million for the full year ended December 31, 2024, compared to $3.1 million and $18.4 million for the respective periods in 2023. The decrease in R&D expenses in the fourth quarter of 2024 compared to the fourth quarter of 2023 primarily resulted from decreased clinical costs as the company’s nebokitug Phase 2 PSC trial was nearing completion.

•
General and Administrative (G&A) Expenses: G&A expenses were $0.8 million for the fourth quarter and $3.4 million for the full year ended December 31, 2024, compared to $0.8 million and $7.1 million for the fourth quarter and full year in 2023. The decrease in G&A expenses reflected selected reductions in headcount and reductions in share-based payments and recruitment costs.

•
Net Loss: Net loss was $3.0 million, or a net loss of less than $0.01 per basic and diluted Ordinary Share, for the fourth quarter and $13.9 million, or a net loss of $0.04 per basic and diluted Ordinary Share, for the full year ended December 31, 2024, compared to a net loss of $3.4 million, or a net loss of $0.01 per basic and diluted share, for the fourth quarter of 2023, and $24.2 million, or a net loss of $0.10 per basic and diluted Ordinary Share, for the full year ended December 31, 2023.

The weighted average number of Ordinary Shares outstanding, basic and diluted was 324,649,751 (equal to 16,232,489 ADSs) for the year ended December 31, 2024, and 234,998,859 (equal to 11,749,943 ADSs) for the year ended December 31, 2023, respectively.

For further details on the company’s financial results for the year ended December 31, 2024, please refer to the company’s annual report on Form 20-F, which will be filed with the SEC in March, 2025.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the press release will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2023. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release. Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug (CM-101), a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of nebokitug in patients. Based on recent positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), the company is preparing for potential initiation of a PSC nebokitug Phase 3 trial. The design calls for a single pivotal study based on a clinical event primary endpoint that provides a clear and streamlined pathway to potential regulatory approval. Data from the SPRING trial open label extension will be reported in the first quarter of 2025. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media and Investors:
Barbara Lindheim
Consulting Vice President, Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Chemomab Therapeutics Ltd. and its subsidiaries
Consolidated Balance Sheets as of

In USD thousands (except share and per share amounts)

	December 31,	December 31,
	2024	2023
Assets

Current assets
Cash and cash equivalents	6,071	9,292
Short-term bank deposit	8,195	10,492
Restricted cash	76	76
Other receivables and prepaid expenses	1,698	1,037

Total current assets	16,040	20,897

Non-current assets
Long-term prepaid expenses	385	559
Property and equipment, net	250	303
Operating lease right-of-use assets	289	392

Total non-current assets	924	1,254

Total assets	16,964	22,151

Current liabilities
Trade payables	666	516
Accrued expenses	1,563	3,423
Employee and related expenses	874	823
Operating lease liabilities	115	76

Total current liabilities	3,218	4,838
Non-current liabilities
Non-current operating lease liabilities	209	316
Total non-current liabilities	209	316
Commitments and contingent liabilities

Total liabilities	3,427	5,154

Shareholders' equity
Ordinary Shares no par value - Authorized: 4,650,000,000 and 650,000,000 Ordinary shares as of December 31, 2024, and December 31, 2023 , respectively
Issued and outstanding: 377,132,220, and 284,094,700 Ordinary shares as of December 31, 2024 and 2023, respectively	-	-
Additional paid-in capital	116,160	105,675
Accumulated deficit	(102,623)	(88,678)

Total shareholders’ equity	13,537	16,997

Total liabilities and shareholders’ equity	16,964	22,151

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd. and its subsidiaries
Consolidated Statements of Operations

In USD thousands (except share and per share amounts)

	Three months	Three months	Year Ended	Year Ended
	Ended	Ended	December	December
	December 31	December 31	31,	31,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Audited
Operating expenses

Research and development	2,411	3,097	11,327	18,381

General and administrative	802	751	3,412	7,078

Total operating expenses	3,213	3,848	14,739	25,459

Financing income, net	(250)	(431)	(794)	(1,238)
`
Net loss for the year	2,963	3,417	13,945	24,221

Basic and diluted loss per Ordinary Share	0.008	0.013	0.043	0.103

Weighted average number of Ordinary Shares outstanding, basic, and diluted	377,132,220	260,274,470	324,649,751	234,998,859

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares